Form 3

OMB APPROVAL
OMB NUMBER     3235-0104
Expires:       September 30, 1998
Estimated Average burden
hours per response. . . 0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

Holding Company Act of 1935 or Section 30(f) of the Investment Company
Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person{*}

     Scoggin Capital Management, L.P.

     (Last)   (First)   (Middle)

     660 Madison Avenue
               (Street)

     New York, New York 10021
     (City)   (State)   (Zip)

2.   Date of Event Re-Requiring Statement
     (Month/Day/Year)

     6/10/98

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Investment Properties Associates,
     a Limited Partnership (Nasdaq OTC:  IVPA)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          Director             X   10% Owner
          Officer (give            Other (specify
                  title below)            below)

6.   If Amendment, Date of Original
     (month/Day/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)
      X   Form filed by One
               Reporting Person
          Form filed by More than
          One reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security
     Instr. 4)

     Participation Interests

2.   Amount of Securities Beneficially Owned
     (Instr. 4)


          a)   224,489
          b)   35,000

3.   Ownership Form:  Direct (D) or Indirect (I)  (Instr.5)

          a)   I
          b)   D

4.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

          a)   Pursuant to Operating Agreement

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
{*}If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

                              (over)
                              SEC 1473 (9-96)

FORM 3 (continued)  Table II - Derivative Securities
               Beneficially Owned (e.g., puts, calls,
               warrants, options, convertible securities)

1.   Title of Derivative Security
     (Instr. 4)

     None

2.   Date Exercisable and
     Expiration Date
     (Month/Day/
     Year)

     Date Exercisable Expiration Date



3.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 4)

     Title                    Amount or Number of Shares



4.   Conversion or Exercise
     Price of Derivative
     Security



5.   Ownership
     Form of Derivative
     Security: Direct
     (D) or Indirect (I)
     (Instr. 5)



6.   Nature of Indirect Beneficial Ownership
     (Instr. 5)




{*} Although the Reporting Person owns only 35,000 of the Issuer's Participation Interests directly, as of June 10, 1998, under the definition of "beneficial ownership" set forth in Rule 16a-1 under the Securities Exchange Act of 1934, as amended, the Reporting
Person may be deemed beneficial owner of 259,489 Participation Interests of the Issuer, pursuant to the ScogBell Acquisition, L.L.C. Operating Agreement, dated as of June 10, 1998, among the Reporting
Person and the parties named therein.

  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                    /s/Craig Effron               6/22/98
                    {**}Signature of Reporting Person Date
                    President
                    Scoggin, Inc.
                                                  Page 2
                                             SEC 1473 (9-96)